Exhibit 12.3

PINNACLE WEST CAPITAL CORPORATION
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
STOCK DIVIDEND REQUIREMENTS
(dollars in thousands)

	Nine Months Ended September 30,	Twelve Months Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations attributable to common shareholders	$466,827	$442,034	$437,257	$397,595	$406,074	$387,380
Income taxes	237,497	236,411	237,720	220,705	230,591	237,317
Fixed charges	168,714	213,973	202,465	208,226	206,089	219,437
Total earnings	$873,038	$892,418	$877,442	$826,526	$842,754	$844,134
Fixed Charges:
Interest expense	$162,477	$205,720	$194,964	$200,950	$201,888	$214,616
Estimated interest portion of annual rents	6,237	8,253	7,501	7,276	4,201	4,821
Total fixed charges	$168,714	$213,973	$202,465	$208,226	$206,089	$219,437
Preferred Stock Dividend Requirements:
Income before income taxes attributable to common shareholders	$704,324	$678,445	$674,977	$618,300	$636,665	$624,697
Net income from continuing operations attributable to common shareholders	466,827	442,034	437,257	397,595	406,074	387,380
Ratio of income before income taxes to net income	1.51	1.53	1.54	1.56	1.57	1.61
Preferred stock dividends	—	—	—	—	—	—
Preferred stock dividend requirements — ratio (above) times preferred stock dividends	$—	$—	$—	$—	$—	$—
Fixed Charges and Preferred Stock Dividend Requirements:
Fixed charges	$168,714	$213,973	$202,465	$208,226	$206,089	$219,437
Preferred stock dividend requirements	—	—	—	—	—	—
Total	$168,714	$213,973	$202,465	$208,226	$206,089	$219,437
Ratio of Earnings to Fixed Charges (rounded down)	5.17	4.17	4.33	3.96	4.08	3.84